UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

THORNE HEALTHTECH, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

885260 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885260 109

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY) Paul F. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,732,870 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,732,870 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,732,870 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7% (1) (2)
12	TYPE OF REPORTING PERSON IN

(1)

Includes 2,063,020 shares of common stock subject to outstanding options, 1,033,840 restricted share units subject to outstanding time-based vesting requirements, 1,602,445 shares of common stock held of record by Diversified Natural Products, Inc., and 2,532,050 shares of common stock subject to warrants held of record by Diversified Natural Products, Inc.

(2)

All percentages calculated in this Schedule 13G are based upon 52,545,305 shares of common stock outstanding as of November 10, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 885260 109

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY) Diversified Natural Products, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,134,495 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,134,495 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,134,495 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (1) (2)
12	TYPE OF REPORTING PERSON CO

(3)	Includes 2,532,050 shares of common stock issuable upon the exercise of warrants.
(4)

All percentages calculated in this Schedule 13G are based upon 52,545,305 shares of common stock outstanding as of November 10, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

Item 1.

(a)	Name of Issuer:

Thorne HealthTech, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

152 W. 57th Street, New York, NY 10019

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by:

(i)	Paul F. Jacobson, President and Chief Executive Officer of Thorne HealthTech, Inc.; and

(ii)	Diversified Natural Products, Inc., for which Paul F. Jacobson serves as Chief Executive Officer

(b)	Address of Principal Business Office or, if none, Residence:

170 Wood Avenue South, 5th Floor, Iselin, New Jersey 08830

(c)	Citizenship:

Paul F. Jacobson is a United States citizen.

Diversified Natural Products, Inc. is a Delaware company.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

See Cover Page

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by Items 4(a)—(c) is set forth in Rows 5-9 and 11 of the respective cover pages for the Reporting Person(s) and is incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2022

Paul F. Jacobson

By:	/s/ Paul F. Jacobson
Name: Paul F. Jacobson

Diversified Natural Products Inc.

By:	/s/ Paul F. Jacobson
Name: Paul F. Jacobson
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Join Filing Agreement, dated February 15, 2022.